October 23, 2024

Troy Reisner
Chief Financial Officer
Phunware, Inc.
1002 West Avenue
Austin, Texas 78701

        Re: Phunware, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Response dated September 23, 2024
            File No. 001-37862
Dear Troy Reisner:

        We have reviewed your September 23, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless otherwise noted, any reference to prior comments are to our September 4, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1. We note your response to comment 3 and related prior comments. We have the following comments:
           The PhunCoin was offered and sold at the time of entry into the rights agreement and, therefore, the PhunCoin was offered and sold as a security. Please revise your draft risk factor and other relevant disclosure to indicate such and explain the consequences.
           It appears that the PhunToken has been and continues to be offered and sold as a security. In this regard, we note (for example and without limitation) that the
           PhunToken has been and continues to be issued, there is no current use for the
           PhunToken, and you facilitated a secondary market for the token. Please revise your draft risk factor and other relevant disclosure (to the extent applicable) to indicate such and explain the consequences.
 October 23, 2024
Page 2

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology